Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Paramount Skydance Corporation for the registration of debt securities, guarantees, preferred stock, Class B common stock, and warrants and Paramount Global for the registration of debt securities, guarantees, and warrants and to the incorporation by reference therein of our report dated February 28, 2025, with respect to the consolidated financial statements of Skydance Media, LLC as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024 included in Amendment No. 1 filed with the Securities and Exchange Commission on October 23, 2025, to the Current Report of Paramount Skydance Corporation on Form 8-K12B filed with the Securities and Exchange Commission on August 7, 2025.

/s/ Ernst & Young LLP

Los Angeles, California

July 31, 2026